Exhibit 99.2

Hello,

My name is Maya Shah, I’m a specialist on the Masterworks acquisitions team.

Our latest offering is a painting by Yayoi Kusama titled “xIxnxfxixnxixtxyx xNxextxsx x(xKxHxNx)x.” This work is a striking, large format example of the artist’s highly iconic and commercial “xIxnxfxixnxixtxyx xNxextxsx” series.

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has maintained a diverse artistic practice, including performance, sculpture, painting and immersive installations. Kusama has exhibited frequently alongside Minimalist and Pop artists, including icons like Donald Judd, Andy Warhol and Dan Flavin. Currently, Kusama is represented by several major galleries, including David Zwirner and Victoria Miro.

Works by the artist are included in significant museum collections across the world, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist’s eponymous museum in Tokyo, among others. In 2021, Kusama was ranked among the top 10 artists, with total auction turnover of over $175 million, inclusive of buyer’s premium.

To find investment quality works by the artist, our acquisitions team has reviewed nearly 300 examples offered to us from around the world, some of which are priced in excess of $7 million. Of these 300 works, we have carefully selected 13, or about 4%, to be offered on the Masterworks platform.

As of June 2022, Kusama’s top auction records are led by “Untitled (Nets)” which sold on May 18, 2022 for nearly $10.5 million at Phillips New York, “Pumpkin (LPASG)”, which sold on December 1, 2021 at Christie’s in Hong Kong for the equivalent of just over $8 million and “Interminable Net #4” (1959), which also sold on April 1, 2019 for the equivalent of nearly $8 million at Sotheby’s Hong Kong.

Between May 13, 2010 and March 2, 2022, auction sales of works by Kusama similar to “xIxnxfxixnxixtxyx xNxextxsx x(xKxHxNx)x,” have increased at an estimated annualized appreciation rate of 19.5%.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. There are significant differences between art and other asset classes. Investing involves risk, including loss of principal. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.